Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

07020890

Stockholm, Sweden, February 1, 2007

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, marked with the above stated number:

- Atlas Copco's Forth Quarter Report 2006
- The Board of Directors' proposal for a share split and redemption procefure.
- Brock comments on Atlas Copco's Q4 results.

Atlas Copco AB
Corporate Communications

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

Katarina Dahn

Sent by DHL 478 6240 966

February 1, 2007

Atlas Copco

Report on Q4 and full-year 2006 summary

(unaudited)

Note: All figures are for continuing operations, unless otherwise stated.

Record results and significant capital distribution

- **Continuous efforts to strengthen market presence and penetration pay off.**
  - **Organic order growth 21%.**
- **Revenues reached MSEK 13 582 (11 982), organic growth 18%.**
- **Operating profit was MSEK 2 464 (2 146), corresponding to a margin of 18.1% (17.9).**
  - **One time charge of MSEK 83 related to pension provisions.**
- **Profit before tax increased 14% to MSEK 2 382 (2 097).**
- **Sale of the equipment rental business concluded; net gain of MSEK 7 789.**
- **Profit for the period was MSEK 9 172 (2 182).**
- **Basic earnings per share were SEK 14.74 (3.46).**
- **18.4 million B-shares repurchased for MSEK 3 776.**
- **Proposed 3:1 split and distribution to shareholders of SEK 44.75 per share through**
  - annual dividend for 2006, SEK 4.75 (4.25) per share and
  - extra distribution of SEK 40 per share through mandatory redemption.

	October – December			January – December		
MSEK	2006	2005	%	2006	2005	%
Orders received	**14 131**	**12 145**	**+16**	55 239	44 744	+23
Revenues	**13 582**	**11 982**	**+13**	50 512	42 205	+20
Operating profit	**2 464**	**2 146**	**+15**	9 203	6 938	+33
– as a percentage of revenues	***18.1***	***17.9***		*18.2*	*16.4*	
Profit before tax	**2 382**	**2 097**	**+14**	8 695	6 863	+27
– as a percentage of revenues	***17.5***	***17.5***		*17.2*	*16.3*	
Profit from continuing operations	**1 767**	**1 535**	**+15**	6 260	4 964	+26
Profit from discontinued operations, net of tax	**7 405**	**647**		9 113	1 617	
Profit for the period [1]	**9 172**	**2 182**		15 373	6 581	
Basic earnings per share, SEK [1]	**14.74**	**3.46**		24.48	10.43	

[1] Including discontinued operations.

Near-term demand outlook

The demand for Atlas Copco's products and services, from most customer segments such as mining, construction and the manufacturing and process industries, is expected to remain at the current high level.

Summary of full year 2006 results

Orders received by the Atlas Copco Group in 2006 increased 23%, to MSEK 55 239 (44 744). Volume for comparable units increased 18%, price increases added 2% and structural changes 3%, while the currency translation effect was flat. Revenues increased 20%, to MSEK 50 512 (42 205), corresponding to 15% volume growth.

The Group's operating profit increased 33% to MSEK 9 203 (6 938), corresponding to a margin of 18.2% (16.4). The negative impact of changes in exchange rates compared with previous year was approximately MSEK 450 for the year. Profit before tax amounted to MSEK 8 695 (6 863), up 27%, which corresponds to a margin of 17.2% (16.3). Profit from continuing operations was MSEK 6 260 (4 964). Profit for the period, including discontinued operations, totaled MSEK 15 373 (6 581), or SEK 24.48 (10.43) per share.

Operating cash flow before acquisitions, divestments and dividends totaled MSEK 2 106 (4 521) including discontinued operations.

Capital Structure

Dividend

The Board of Directors proposes to the Annual General Meeting that a dividend of SEK 4.75 (4.25) per share be paid for the 2006 fiscal year. Excluding shares currently owned by the company, this corresponds to a total of MSEK 2 899 (2 672).

Mandatory redemption of shares

The financial position of the Group is very strong due to a number of years with improved profitability and the recent disposal of the equipment rental business.

In order to adjust the Group's balance sheet to a more efficient structure, while preserving adequate financial flexibility for further growth, the Board of Directors proposes to the Annual General Meeting a share redemption procedure, whereby every share is split into 2 ordinary shares and 1 redemption share. The redemption share is then automatically redeemed at SEK 40 per share. This corresponds to a total of MSEK 24 416. Combined with the proposed dividend, shareholders will receive MSEK 27 315. In addition, MSEK 3 776 has been used to repurchase shares in Q4 2006.

The split and redemption are subject to approval at the Annual General Meeting 2007. The payment of the redemption shares would, if approved, be made around June 20, 2007.

Divestment of the equipment rental business

On November 28, the Atlas Copco Group completed the divestment of Rental Service Corporation, USA, and Rental Service Corporation of Canada Ltd., its North American construction equipment rental business, to affiliates of the private equity firms Ripplewood Holdings L.L.C. and Oak Hill Capital Management, LLC.

Atlas Copco retains a 14.5% minority stake in the business and holds rights to notes. Issuance of the notes is contingent upon the profit development of the business until the end of 2008.

The total gain, net of taxes, was MSEK 7 789:

MSEK	Q2-Q3 2006	Q4 2006
Capital gain		6 900
Effect from that assets held for sale are not depreciated according to IFRS 5 (see page 8)	700	189

The specialty rental operation in the Rental Service business area, Prime Energy and Prime Mexico, remains in the Group. This business is integrated into the Specialty Rental division in the Compressor Technique business area as from January 1, 2007.

Revenues for this continuing business were MSEK 757 (709) and MSEK 181 (206) in 2006 and Q4 respectively. Operating profit was MSEK 252 (186) in 2006 and MSEK 61 (68) in Q4.

Review of the fourth quarter

Market development

The demand for the Group's products and services in **North America** continued to be strong in most product and customer segments. The manufacturing and process industries' investments in industrial equipment and demand for related aftermarket products remained strong. In the motor vehicle industry, however, the demand for advanced assembly tools and systems continued to be relatively weak. The demand from the mining and construction industries remained at healthy levels.

The demand from most customer segments in **South America** improved. Investments in mining, construction and compressed air equipment were particularly strong.

In **Europe**, demand was robust from most customer segments and healthy growth was recorded. Investments in compressed air equipment from manufacturing and process industries as well as from the construction industry increased. The motor vehicle industry's investments in advanced assembly tools and systems, however, decreased. The demand from the construction and mining industries remained healthy. Many important markets performed well and Great Britain, Russia, Sweden, Norway, and Spain all recorded double-digit order growth.

The **Africa/Middle East** region developed positively. Sales of construction and industrial equipment in the Middle East increased significantly.

Demand for compressed air equipment was very good throughout **Asia,** with particularly strong increases in China, India and Japan. Sales of other equipment recorded more moderate growth. In **Australia,** the demand remained strong, especially from the mining industry.

Geographic distribution of orders received

%	Jan. – Dec. 2006	Jan. – Dec. 2005
North America	22	22
South America	7	7
Europe	39	42
Africa/Middle East	10	8
Asia/Australia	22	21
	100	100

Sales bridge

MSEK	October – December Orders Received	Revenues
2005	12 145	11 982
Structural change, %	+3	+3
Currency, %	-8	-8
Price, %	+2	+2
Volume, %	+19	+16
Total, %	+16	+13
2006	14 131	13 582

Earnings and profitability

Operating profit increased 15% to MSEK 2 464 (2 146). The profit includes a one-time charge of MSEK 83 related to certain pension benefits in Belgium. Adjusted for this, the operating margin was 18.8% (17.9). Key drivers for the improved operating performance were significantly higher revenue volumes and a positive price development. All business areas contributed to the improvement in operating profit, in spite of negative translation impact from a stronger SEK. The changes in exchange rates, compared to previous year, had a negative effect of approximately MSEK 400.

Net financial items were MSEK -82 (-49). Net interest costs were MSEK -95, affected positively by interest income on cash proceeds from the divestment of the equipment rental business. Costs related to repurchase of bonds in January 2007 were booked in the quarter. These costs were more than offset by positive fair market valuations of derivatives and financial foreign exchange differences.

Profit before tax improved 14% to MSEK 2 382 (2 097), corresponding to a margin of 17.5% (17.5).

Profit for the period totaled MSEK 9 172 (2 182). This includes profit from discontinued operations, net of tax, of MSEK 7 405 (647) related to the sale of the equipment rental operations in North America; MSEK 316 from operations up until Nov 27, MSEK 6 900 in capital gain and MSEK 189 being the effect of discontinuing depreciation on assets held for sale (in accordance with IFRS). Basic earnings per share, including discontinued operations, were SEK 14.74 (3.46) and diluted earnings per share were SEK 14.73 (3.45).

The return on capital employed, including discontinued operations, during the last 12 months, was 35% (29) and the return on equity was 55% (28). The Group currently uses a weighted average cost of capital (WACC) of 8.5%, pre-tax equivalent approximately 11.8%, as an investment and overall performance benchmark.

Cash flow and investments, including discontinued operations
Cash flows from operating activities before changes in working capital reached MSEK 3 444 (2 997). Working capital increased by MSEK 1 960 (561); receivables and inventory increased as a consequence of the strong sales growth and seasonal large payments of supplier credits were made in discontinued operations. Net cash from operating activities reached MSEK 1 484 (2 436).

Cash flows from investing activities, excluding acquisitions and divestments of businesses, were MSEK -1 147 (-1 558). Operating cash flow equaled MSEK 337 (878).

Net cash/debt position
The Group's net cash position amounted to MSEK 12 364 (net debt 7 229), of which MSEK -1 647 (-1 826) was attributable to post-employment benefits. The debt/equity ratio, defined as net cash/debt position divided by shareholders' equity, was -38% (28).

Asbestos cases in the United States
As of December 31, 2006, Atlas Copco had 126 (201) asbestos cases filed with a total of 4 708 (16 739) individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 122 (119) companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.

Employees
On December 31, 2006, the number of employees was 25 900 (22 578). For comparable units, the number of employees increased by 2 187 from December 31, 2005.

Distribution of shares
Share capital equaled MSEK 786 (786) at the end of the period, distributed as follows:

Class of share	Shares
A shares	419 697 048
B shares	209 109 504
Total	628 806 552
- whereof B-shares held by Atlas Copco	*-18 414 200*
Total shares outstanding, net of shares held by Atlas Copco	*610 392 352*

Parent Company
Profit after financial items for Atlas Copco AB totaled MSEK 52 730 (8 906) in 2006. The profit includes very large dividends and capital gains as a result of a significant capital restructuring within the Group.

Profit for the year, after appropriations and taxes, was MSEK 52 689 (8 395). Undistributed earnings totaled MSEK 55 977 (9 505).

Compressor Technique

The Compressor Technique business area consists of six divisions in the following product areas: industrial compressors, compressed air treatment products, portable compressors and generators, gas and process compressors, as well as specialty rental.

MSEK	October – December 2006	2005	Change %	January – December 2006	2005	Change %
Orders received	**6 976**	**5 736**	**+22**	27 910	21 770	+28
Revenues	**6 823**	**5 795**	**+18**	24 907	20 672	+20
Operating profit	**1 350**	**1 210**	**+12**	5 071	4 032	+26
– as a percentage of revenues	***19.8***	***20.9***		*20.4*	*19.5*	
Return on capital employed, %	70	70				

- Strengthened market presence and penetration supported another quarter of very strong order growth.
- Significant orders won in the gas and process compressor business.
- Operating profit up 12%, margin affected negatively by one-time item and currency.

Sales bridge

MSEK	October – December Orders Received	Revenues
2005	5 736	5 795
Structural change, %	+5	+4
Currency, %	-8	-7
Price, %	+2	+2
Volume, %	+23	+19
Total, %	+22	+18
2006	6 976	6 823

Geographic distribution of orders received

%, last 12 months	December 2006	December 2005
North America	14	14
South America	6	5
Europe	44	49
Africa/Middle East	9	7
Asia/Australia	27	25
	100	100

Order volumes for stationary industrial compressors continued to improve supported by favorable demand and the consistent strengthening of presence and penetration in new and existing market segments. The good investment climate from previous quarters remained within all major customer segments and contributed to a strong demand. Investments in capacity increases as well as productivity enhancements were important drivers for equipment sales. The aftermarket business for industrial compressors continued to grow at a steady and high pace. Compressed air treatment products like filters and dryers also recorded very high growth. Geographically, all regions, without exceptions, were strong. The growth rate was particularly good in Eastern Europe, North and South America and in Africa/Middle East.

Orders for gas and process compressors increased significantly in the quarter. Several large orders were won in Asia and the Middle East and the good general demand for equipment and aftermarket continued also in other regions.

Sales of portable compressors, primarily serving construction-related customers, had another strong quarter in most markets. Also the portable generator business grew at a healthy pace in the quarter. Most geographical markets had strong growth. The specialty rental business, i.e. rental of portable air and power, developed positively, particularly in Europe, Australia and the Middle East.

New products and solutions were continuously introduced. The product range was, for example, extended with an innovative piping system for compressed air, designed for quick installation and maximum energy efficiency. In the portable compressor range, two new high-pressure, high-volume air compressors were launched.

In July, a contract was signed to acquire the Industrial Division of ABAC Group S.p.A., Italy, a compressor manufacturer, chiefly of piston compressors. The completion date of this acquisition is still awaiting the required approvals from the relevant anti-trust authorities.

Operating profit increased 12% to MSEK 1 350 (1 210). The profit includes a one-time charge of MSEK 83 related to certain pension benefits in Belgium. Adjusted for this, the operating margin was 21.0% (20.9). The margin benefited from the increases in revenue volume and prices, but was negatively affected by changes in exchange rates. The latter had an effect of approximately one percentage point compared to previous year.

Return on capital employed (last 12 months) was 70% (70).

Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	October – December 2006	2005	Change %	January – December 2006	2005	Change %
Orders received	**5 509**	**4 686**	**+18**	20 563	16 581	+24
Revenues	**5 060**	**4 354**	**+16**	18 914	15 154	+25
Operating profit	**838**	**682**	**+23**	3 010	2 073	+45
– as a percentage of revenues	***16.6***	***15.7***		*15.9*	*13.7*	
Return on capital employed, %	**35**	**28**				

- Continued strong demand, primarily in mining applications.
- Organic order growth 26%. Strong growth for both equipment and aftermarket.
- All-time high operating profit and margin.

Sales bridge

MSEK	October – December Orders Received	Revenues
2005	4 686	4 354
Structural change, %	+1	+1
Currency, %	-9	-9
Price, %	+4	+4
Volume, %	+22	+20
Total, %	+18	+16
2006	5 509	5 060

Geographic distribution of orders received

%, last 12 months	December 2006	December 2005
North America	26	27
South America	10	9
Europe	31	31
Africa/Middle East	14	13
Asia/Australia	19	20
	100	100

The demand from the mining industry continued to be strong. Underground mines continued to invest in new equipment and order volumes for underground drilling and loading equipment increased significantly. Also open pit mines continued to invest and order intake of large rotary drilling equipment increased. Sales growth for exploration equipment was also very strong, reflecting a high activity level among customers and high prices of minerals. Production levels continued to be high in most mines around the world and, consequently, sales of aftermarket products and service increased substantially. All geographic regions recorded growth for equipment and aftermarket to mining applications, with a particularly strong development in South America and Australia.

The overall demand from the construction industry continued to be favorable. Significant sales growth was achieved for light construction equipment, primarily breakers and drills. Sales of rigs for surface applications, such as quarries and road construction, and of underground drilling rigs for infrastructure projects, e.g. tunneling and hydropower, remained on a good level. Geographically, most regions, including Europe, recorded high sales growth. The demand from some segments in North America, however, was weaker in comparison to the most recent quarters.

As a consequence of the very strong customer demand, several projects and investments to increase capacity and enhance productivity are being carried out in the business area.

Product development activities for new products and design improvements continued to be high. In the quarter, a new range of small hydraulic breakers was launched alongside heavy breakers and other heavy hydraulic demolition equipment. Two large drill rigs for open pit mining were introduced as well as new underground production drilling rigs.

Operating profit increased to MSEK 838 (682), corresponding to an operating margin of 16.6% (15.7). The operating profit benefited from increased revenue volume and price increases. Changes in exchange rates affected the profit margin negatively with about two percentage points compared with previous year.

Return on capital employed (last 12 months) was 35% (28).

Industrial Technique

The Industrial Technique business area consists of five divisions in the following product areas: industrial power tools and assembly systems.

MSEK	October – December 2006	2005	Change %	January – December 2006	2005	Change %
Orders received	**1 597**	**1 622**	**-2**	6 533	6 086	+7
Revenues	**1 642**	**1 716**	**-4**	6 440	6 064	+6
Operating profit	**348**	**347**	**0**	1 346	1 200	+12
– as a percentage of revenues	***21.2***	***20.2***		*20.9*	*19.8*	
Return on capital employed, %	**63**	**66**				

- Strong growth within general industry; weaker demand from the motor vehicle industry.
- Record operating margin, thanks to favorable sales mix and efficiency improvements.
- Strategic acquisition in the vehicle service business.

Sales bridge

MSEK	October – December Orders Received	Revenues
2005	1 622	1 716
Structural change, %	+4	+3
Currency, %	-7	-7
Price, %	+1	+2
Volume, %	0	-2
Total, %	-2	-4
2006	1 597	1 642

Geographic distribution of orders received

%, last 12 months	December 2006	December 2005
North America	31	30
South America	3	3
Europe	50	51
Africa/Middle East	3	4
Asia/Australia	13	12
	100	100

Sales of industrial tools to the general manufacturing industries, e.g. electrical appliances, aerospace, and ship yards, continued to have a very favorable development. Order intake increased significantly and growth was recorded in all regions. Increased marketing and sales activities, combined with a strong product offering, continued to generate a high and steady sales growth.

The demand for, and investments in, advanced industrial tools and assembly systems by the motor vehicle industry decreased compared with previous year. This development was noted in most major markets, except in North America, where sales stabilized after a period of negative development.

The aftermarket business recorded strong growth in all regions. The service operations, which are designed to improve the customers' processes, increased significantly in Europe.

The vehicle service business, providing large fleet operators and specialized repair shops with tools, recorded healthy growth in all major markets.

The acquisition of Technisches Büro Böhm GmbH (TBB), Germany, was completed in October. TBB specializes in services and consulting for tightening technologies and had an annual turnover of approximately MSEK 54 in 2005 and 30 employees.

In January 2007, an agreement was signed to acquire Rodcraft Beteiligungsgesellschaft mbH & Co. KG, Germany, and all its subsidiaries. The acquired business supplies pneumatic tools and workshop equipment for vehicle service and has annual revenues of approximately MSEK 208 (MEUR 23) and 78 employees. The acquisition is expected to close at the end of the first quarter of 2007.

Operating profit was MSEK 348 (347), corresponding to a record margin of 21.2% (20.2). The operating margin benefited from a favorable sales mix, price increases and improved cost efficiency, but was negatively affected by currency and the lower sales volume.

Return on capital employed (last 12 months) was 63% (66).

Previous near-term demand outlook

(Published October 24, 2006)

The demand for Atlas Copco's products and services, from most customer segments such as mining, construction, and the manufacturing and process industries, is expected to remain at the current high level.

Accounting principles

The consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS as disclosed in the Annual Report 2005. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the equipment rental business was classified as held for sale at the end of March 2006. As from April 1, 2006, no depreciation has been recorded on assets classified as held for sale. The net results of the divested business are recorded as profit from discontinued operations, net of tax.

The interim report is prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Financial Accounting Standards Council's recommendation RR 31 Consolidated Interim Reporting.

The new or amended IFRS standards or IFRIC interpretations, effective since January 1, 2006, have had no material effect on the consolidated income statements or balance sheets.

Stockholm, February 1, 2007

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

Consolidated Income Statement

	3 months ended		12 months ended	
MSEK	Dec. 31 2006	Dec. 31 2005	Dec. 31 2006	Dec. 31 2005
Revenues	13 582	11 982	50 512	42 205
Cost of sales	-8 568	-7 499	-31 516	-26 681
Gross profit	**5 014**	**4 483**	**18 996**	**15 524**
Marketing expenses	-1 428	-1 345	-5 560	-4 939
Administrative expenses	-835	-774	-2 970	-2 849
Research and development costs	-294	-280	-1 111	-978
Other income and expenses from operations	7	62	-152	180
Operating profit	**2 464**	**2 146**	**9 203**	**6 938**
- as a percentage of revenues	*18.1*	*17.9*	*18.2*	*16.4*
Net financial items	-82	-49	-508	-75
Profit before tax	**2 382**	**2 097**	**8 695**	**6 863**
- as a percentage of revenues	*17.5*	*17.5*	*17.2*	*16.3*
Income tax expense	-615	-562	-2 435	-1 899
Profit from continuing operations	**1 767**	**1 535**	**6 260**	**4 964**
Profit from discontinued operations, net of tax	7 405	647	9 113	1 617
Profit for the period	**9 172**	**2 182**	**15 373**	**6 581**
- attributable to equity holders of the parent	*9 167*	*2 176*	*15 349*	*6 560*
- attributable to minority interest	*5*	*6*	*24*	*21*
Basic earnings per share, SEK	**14.74**	**3.46**	**24.48**	**10.43**
- whereof discontinued operations	*11.90*	*1.03*	*14.53*	*2.57*
Diluted earnings per share, SEK	14.73	3.45	24.46	10.41
Basic weighted average number of shares outstanding, millions	622.0	628.8	627.1	628.8
Diluted weighted average number of shares outstanding, millions	622.3	629.8	627.5	629.9

Key ratios, including discontinued operations		
Equity per share, period end, SEK	54	41
Return on capital employed before tax, 12 month values, %	35	29
Return on equity after tax, 12 month values, %	55	28
Debt/equity ratio, period end, %	-38	28
Equity/assets ratio, period end, %	59	47
Number of employees in continuing operations, period end	25 900	22 578

Consolidated Balance Sheet

MSEK	Dec. 31, 2006	Including discontinued operations Dec. 31, 2005
Intangible assets	4 299	10 607
Rental equipment	1 979	13 456
Other property, plant and equipment	3 777	4 503
Financial assets and other receivables	2 542	965
Deferred tax assets	619	853
Total non-current assets	**13 216**	**30 384**
Inventories	8 487	7 215
Trade and other receivables	12 401	13 240
Other financial assets	1 016	389
Cash and cash equivalents	20 135	3 727
Total current assets	**42 039**	**24 571**
TOTAL ASSETS	**55 255**	**54 955**
Equity attributable to equity holders of the parent	32 616	25 716
Minority interest	92	92
TOTAL EQUITY	**32 708**	**25 808**
Interest-bearing loans and borrowings	1 163	7 652
Post-employment benefits	1 647	1 826
Other liabilities and provisions	592	628
Deferred tax liabilities	648	3 342
Total non-current liabilities	**4 050**	**13 448**
Interest-bearing loans and borrowings	5 977	1 867
Trade payables and other liabilities	11 804	13 209
Provisions	716	623
Total current liabilities	**18 497**	**15 699**
TOTAL EQUITY AND LIABILITIES	**55 255**	**54 955**

Consolidated Statement of Changes in Equity

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Closing balance, Dec. 31, 2004	**22 536**	**65**	**22 601**
Effect of change in accounting principle	419	-	419
Restated opening balance, Jan. 1, 2005	**22 955**	**65**	**23 020**
Translation differences for the period	2 522	13	2 535
Hedge of net investments in foreign subsidiaries	-33	-	-33
Cash flow hedges	-238	-	-238
Tax on items transferred from equity	76	-	76
Net income and expense recognized directly in equity	**2 327**	**13**	**2 340**
Profit for the period	6 560	21	6 581
Total recognized income and expense for the period	**8 887**	**34**	**8 921**
Dividends	-1 886	-4	-1 890
Share redemption	-4 192	-	-4 192
Share-based payments, equity settled	-48	-	-48
Acquisition of minority	-	-3	-3
Closing balance, Dec. 31, 2005	**25 716**	**92**	**25 808**

MSEK	Equity attributable to equity holders of the parent	Equity attributable to minority interest	Total equity
Opening balance, Jan. 1, 2006	**25 716**	**92**	**25 808**
Translation differences for the period	-1 921	-12	-1 933
Hedge of net investments in foreign subsidiaries	-7	-	-7
Tax on items transferred from equity	2	-	2
Change in fair value reserve	-2	-	-2
Net income and expense recognized directly in equity	**-1 928**	**-12**	**-1 940**
Profit for the period	15 349	24	15 373
Total recognized income and expense for the period	**13 421**	**12**	**13 433**
Dividends	-2 672	-4	-2 676
Repurchase of own shares	-3 776	-	-3 776
Share-based payments, equity settled	-73	-	-73
Acquisition of minority	-	-8	-8
Closing balance, Dec. 31, 2006	**32 616**	**92**	**32 708**

Consolidated Statement of Cash Flows, including discontinued operations

	October – December		January – December	
MSEK	2006	2005	2006	2005
Cash flows from operating activities				
Operating profit	3 322	2 955	13 581	9 403
Depreciation, amortization and impairment	442	929	2 142	3 320
Capital gain/loss and other non-cash items	27	-216	-374	-639
Operating cash surplus	3 791	3 668	15 349	12 084
Net financial items received/paid	141	-40	-12	60
Cash flow from other items	-4	-	-4	128
Taxes paid	-484	-631	-3 028	-2 042
Change in working capital	-1 960	-561	-3 100	-231
Net cash from operating activities	**1 484**	**2 436**	**9 205**	**9 999**
Cash flows from investing activities				
Investments in rental equipment	-611	-1 533	-6 357	-6 396
Investments in other property, plant and equipment	-327	-320	-1 198	-840
Sale of rental equipment	226	674	1 763	2 364
Sale of other property, plant and equipment	26	50	200	184
Investments in intangible assets	-140	-78	-524	-369
Sale of intangible assets	-	1	4	1
Acquisition of subsidiaries	-282	-190	-1 333	-632
Divestment of subsidiaries	22 968	22	22 969	4 114
Other investments, net	-321	-352	-987	-422
Net cash from investing activities	**21 539**	**-1 726**	**14 537**	**-1 996**
Cash flows from financing activities				
Dividends paid	-1	-	-2 676	-1 890
Repurchase of own shares	-3 776		-3 776	
Share redemption	-	-	-	-4 192
Change in interest-bearing liabilities	-2 018	-482	-1 045	-1 439
Net cash from financing activities	**-5 795**	**-482**	**-7 497**	**-7 521**
Net cash flow for the period	**17 228**	**228**	**16 245**	**482**
Cash and cash equivalents, beginning of the period	2 631	3 364	3 727	2 618
Exchange-rate difference	276	135	163	627
Cash and cash equivalents, end of the period	**20 135**	**3 727**	**20 135**	**3 727**

Summary of Cash Flows from Continuing and Discontinued Operations

	October – December 2006			October – December 2005		
MSEK	Continuing operations	Discont. operations	Total	Continuing operations	Discont. operations	Total
Net cash from						
— operating activities	1 255	229	1 484	2 257	179	2 436
— investing activities	-1 125	22 664	21 539	-911	-815	-1 726
— financing activities	-5 795	0	-5 795	-1 193	711	-482
Net cash flow for the period	**-5 665**	**22 893**	**17 228**	**153**	**75**	**228**
Cash and cash equivalents, beginning of the period			2 631			3 364
Exchange-rate difference			276			135
Cash and cash equivalents, end of the period			**20 135**			**3 727**
Depreciation, amortization and impairment						
Rental equipment	162	-	162	139	463	602
Other property, plant and equipment	167	-	167	165	69	234
Intangible assets	113	-	113	93	-	93

Summary of Cash Flows from Continuing and Discontinued Operations

	January – December 2006			January – December 2005		
MSEK	Continuing operations	Discont. operations	Total	Continuing operations	Discont. operations	Total
Net cash from						
operating activities	5 806	3 399	9 205	6 185	3 814	9 999
investing activities	-4 421	18 958	14 537	-2 660	664*	-1 996
financing activities	-7 973	476	-7 497	-7 188	-333	-7 521
Net cash flow for the period	**-6 588**	**22 833**	**16 245**	**-3 663**	**4 145**	**482**
Cash and cash equivalents, beginning of period			3 727			2 618
Exchange-rate difference			163			627
Cash and cash equivalents, end of period			**20 135**			**3 727**

Depreciation, amortization and impairment						
Rental equipment	636	436	1 072	553	1 646	2 199
Other property, plant and equipment	622	68	690	565	258	823
Intangible assets	380	-	380	298	-	298

* including proceeds from the divestment of the professional electric tools business

Revenues by Business Area

				2005				2006
MSEK (by quarter)	1	2	3	4	1	2	3	4
Compressor Technique	4 423	5 207	5 247	5 795	5 640	6 065	6 379	6 823
Construction and Mining Technique	3 212	3 771	3 817	4 354	4 568	4 719	4 567	5 060
Industrial Technique	1 340	1 464	1 544	1 716	1 676	1 629	1 493	1 642
Rental Service [1)]	134	191	178	206	186	184	206	181
Eliminations	-99	-94	-112	-89	-122	-153	-107	-124
Atlas Copco Group	**9 010**	**10 539**	**10 674**	**11 982**	**11 948**	**12 444**	**12 538**	**13 582**

Operating profit by Business Area

				2005				2006
MSEK (by quarter)	1	2	3	4	1	2	3	4
Compressor Technique	813	962	1 047	1 210	1 136	1 215	1 370	1 350
- as a percentage of revenues	*18.4*	*18.5*	*20.0*	*20.9*	*20.1*	*20.0*	*21.5*	*19.8*
Construction and Mining Technique	347	485	559	682	703	721	748	838
- as a percentage of revenues	*10.8*	*12.9*	*14.6*	*15.7*	*15.4*	*15.3*	*16.4*	*16.6*
Industrial Technique	262	280	311	347	351	336	311	348
- as a percentage of revenues	*19.6*	*19.1*	*20.1*	*20.2*	*20.9*	*20.6*	*20.8*	*21.2*
Rental Service [1)]	33	35	50	68	59	60	72	61
- as a percentage of revenues	*24.6*	*18.3*	*28.1*	*33.0*	*31.7*	*32.6*	*35.0*	*33.7*
Common Group Functions/ Eliminations	-111	-95	-186	-161	-153	5	-195	-133
Operating profit	**1 344**	**1 667**	**1 781**	**2 146**	**2 096**	**2 337**	**2 306**	**2 464**
- as a percentage of revenues	*14.9*	*15.8*	*16.7*	*17.9*	*17.5*	*18.8*	*18.4*	*18.1*
Net financial items	19	-64	19	-49	-64	-137	-225	-82
Profit before tax	**1 363**	**1 603**	**1 800**	**2 097**	**2 032**	**2 200**	**2 081**	**2 382**
- as a percentage of revenues	*15.1*	*15.2*	*16.9*	*17.5*	*17.0*	*17.7*	*16.6*	*17.5*

[1)] Continuing operations. The specialty rental operation in the Rental Service business area, Prime Energy and Prime Mexico, remains in Atlas Copco. This business will be integrated into the rental operations in the Compressor Technique business area from January 1, 2007.

Acquisitions and Divestments 2005 – 2006

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2006 Nov. 28		Rental Service Corporation	Rental Service	11 958	5 100
2006 Oct. 31	Technisches Büro Böhm		Industrial Technique	54	30
2006 Oct. 2	Bolaite		Compressor Technique	137	309
2006 Aug. 28	Microtec Systems		Industrial Technique	18	18
2006 Aug. 25	BeaconMedaes		Compressor Technique	720	386
2006 July 13	BEMT Tryckluft		Compressor Technique	50	40
2006 May 8	Thiessen Team		Construction & Mining	160	142
2006 Feb. 24	Fuji Air Tools		Industrial Technique	190	120
2006 Jan. 3	Consolidated Rock Machinery		Construction & Mining	160	50
2006 Jan. 2	BLM		Industrial Technique	59	44
2005 Dec. 7		Stationary generator business	Compressor Technique		28
2005 Nov. 2	Creemers		Compressor Technique	56	22
2005 Oct. 31	Pneumatech Inc. and ConservAIR		Compressor Technique	140	175
2005 Oct. 11	Ketting Handel		Compressor Technique	35	13
2005 Sept. 6	Intermech		Compressor Technique	100	45
2005 June 16	Contex		Compressor Technique	72	23
2005 June 1	Lutos		Compressor Technique	41	87
2005 March 21	BIAB Tryckluft		Compressor Technique	15	8
2005 March 3	GSE tech-motive		Industrial Technique	170	67
2005 Jan. 17	Lifton		Construction & Mining	55	141
2005 Jan. 10	Scanrotor		Industrial Technique	71	33
2005 Jan. 3		Prof. electric tools	Industrial Technique	5 462	3 000

* Annual revenues and number of employees at time of acquisition/divestment. Due to the relatively small size of the acquisitions, full disclosure as per IFRS 3 is not given in this interim report. The annual report for 2006 will, however, include all stipulated disclosures for acquisitions made during 2006. See the annual report for 2005 for disclosure of acquisitions made in 2005.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average total cost of capital.

The financial targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000, Fax: +46 8 644 9045
Internet: www.atlascopco.com
Corp. id. no: 556014-2720

Analysts

Mattias Olsson, Investor Relations Manager,
Phone: +46 8 743 8291 or +46 70 518 8291
ir@se.atlascopco.com

Media

Annika Berglund, Senior Vice President
Corporate Communications,
Phone: +46 8 743 8070 or +46 70 322 8070

Conference call

A conference call to comment on the results will be held at 3:30 PM CET / 9:30 AM EST, on February 1.

The dial-in number is +44 (0)20 7806 1966.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco.com/ir

A recording of the conference call will be available for 2 days on +44 (0)20 7806 1970 with access code 147881#.

Interim report on Q1 2007

The first quarter report will be published on April 26, 2007.

Annual Report

The Annual Report will be published on the web site www.atlascopco.com on March 27. It will also be sent to shareholders that have requested the information.

Annual General Meeting

The Annual General Meeting for Atlas Copco AB will be held on Thursday, April 26, 2007, at 5 p.m. in Aula Magna, Stockholm University, Frescativägen 6, Stockholm, Sweden.

For further information please contact:
Hans Ola Meyer, Chief Financial Officer
+46 (0)8 743 8292 or +46 (0)70 588 8292
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291

The Board of Directors' proposal for a share split and redemption procedure

Stockholm, Sweden, February 1, 2007: The financial position of Atlas Copco is strong due to a number of years with improved profitability and the recent disposal of the majority of the construction equipment rental business in North America.

In order to adjust the Group's balance sheet to a more efficient structure while preserving adequate financial flexibility for further growth, the Board of Directors proposes to the Annual General Meeting a share redemption procedure, whereby every share is split into 2 ordinary shares and 1 redemption share. The redemption share is then automatically redeemed at SEK 40 per share. This corresponds to a total of MSEK 24 415. Combined with the proposed dividend of SEK 4.75 per share, shareholders will receive MSEK 27 315.

The redemption is subject to approval at the Annual General Meeting 2007 on the following:

- Amendment of the Articles of Association, so that the permitted range of number of shares is increased from a minimum of 240 million and a maximum of 960 million to a minimum of 500 million and a maximum of 2 billion. At the same time, the maximum number of series A shares, as well as of series B, is increased from 960 million of each to 2 billion of each.
- Share split, through which each existing share, of series A as well as of series B, will be divided into three shares, of which one will be named redemption share.
- Reduction of the share capital for repayment to the shareholders by way of redemption of 628 806 552 redemption shares, whereby shares of series A and series B will be redeemed in proportion to the number of shares of the respective series issued.
- Increase of the share capital by SEK 262 002 730 by way of a bonus issue, whereby the Company's non-restricted equity is to be made use of.

The suggested record day for the share split is May 22, 2007. Trading in the redemption shares is estimated to take place on Stockholmsbörsen on May 23 – June 12, 2007, after which the redemption shares will automatically be redeemed. The payment of the redemption price is estimated to be made around June 20, 2007.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 55 (MEUR 6 100).
Learn more at www.atlascopco.com.

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291

Annika Berglund, Senior Vice President Corporate Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Brock comments on Atlas Copco's Q4 results

Stockholm, Sweden, February 1, 2007: Today Atlas Copco presents its report for the fourth quarter 2006, with results on record levels. The near-term demand outlook from most customer segments such as mining, construction and the manufacturing and process industries, is expected to remain at the current high level for Atlas Copco's products and services.

"Atlas Copco performed extremely well in 2006. Our continuous efforts to strengthen the market presence and penetration are clearly paying off. We achieved double-digit growth in all regions also in the fourth quarter, with an overall organic growth as high as 21%," says Gunnar Brock, President and CEO of the Atlas Copco Group.

Orders received for Atlas Copco's continuing operations was up 16% to MSEK 14 131 (12 145) in the fourth quarter, an organic growth of 21%. Atlas Copco has now achieved volume growth for 19 consecutive quarters.

Revenues rose to MSEK 13 582 (11 982), an organic growth of 18%. Operating profit was up 15% to MSEK 2 464 (2 146), a margin of 18.1% (17.9). Profit before tax was MSEK 2 382 (2 097) and earnings per share SEK 14.74 (3.46) whereof SEK 11.90 (1.03) from discontinued operations.

The Board of Directors of Atlas Copco AB is proposing to the Annual General Meeting a capital distribution to the shareholders of SEK 44.75 per share or BSEK 27 in total.

"The strong profitability development, the cash proceeds from the equipment rental divestment and a lower operational risk than before the divestment support a significant capital distribution. At the same time, we will keep sufficient financial strength to carry on with our ambitious growth strategy."

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 55 (MEUR 6 100).
Learn more at www.atlascopco.com.

For further information please contact:
Björn Rosengren, Business Area President, Construction and Mining Technique
+46 (0) 8 743 83 14 or +46 (0)70 417 85 02
Joanna Canton, Media Relations Manager
+44 (0)1442 22 23 12 or +44 (0)7971 65 01 15

Atlas Copco to acquire Dynapac, expanding its presence in the construction market

Stockholm, Sweden, February 5, 2007: Atlas Copco AB has entered into an agreement with Altor 2003 Fund to acquire Dynapac AB of Sweden, a leading supplier of compaction and paving equipment for the road construction market. The acquisition will strengthen Atlas Copco's position in an expanding global market and add a new range of products for construction customers worldwide.

The total purchase price is approximately BSEK 6.3 (MEUR 700), whereof approximately BSEK 2.1 in assumed debt.

Dynapac, with its head office in Malmö, Sweden, has a turnover of approximately BSEK 4.6 (MEUR 505) and 2100 employees. The estimated operating margin in 2006 was 11.3%. It has production sites in six countries and sales in over 115 countries. See www.dynapac.com for more information.

The new business is a very good fit with, and at the same time an extension of, other businesses in Atlas Copco. Atlas Copco has a recognized presence in construction, which currently represents about 22% of its revenues. The acquisition will give Atlas Copco additional products and sales channels to grow in the expanding road construction market, as new roads are constructed in many countries, such as China and India.

"We welcome Dynapac into the Atlas Copco Group. Dynapac is one of the top brands in its market and we look forward to working together with its management, staff and distributors to further strengthen its market position," says Gunnar Brock, President and CEO of Atlas Copco.

"Atlas Copco has identified road construction as a strategic growth area. It is a market of about BSEK 30 with an expected growth of 4-5 percent annually given the expected renewal of the western world's infrastructure as well as growing infrastructure investments in the developing world," adds Björn Rosengren, Business Area President, Atlas Copco Construction and Mining Technique.

"We believe that Atlas Copco will be an excellent new owner for Dynapac. With its global reach and operational excellence, we believe that Atlas Copco will be able to add significant long-term value to Dynapac and its customers," comments Harald Mix, Partner of Altor Equity Partners.

Dynapac will be part of Atlas Copco's Construction and Mining Technique business area. The completion date of the acquisition is dependent upon the required approvals from the relevant authorities.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 55 (MEUR 6 100). Learn more at www.atlascopco.com.

Atlas Copco's Construction and Mining Technique business area develops, manufactures, markets and services rock drilling tools, construction and demolition tools, drill rigs and equipment. It innovates for superior productivity in for surface and underground rock excavation, exploration drilling, rock reinforcement, ground engineering, water well, oil and gas drilling worldwide. The business area has its principal product development and main manufacturing units in Sweden and the United States. More information is available on www.atlascopco.com.

END